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                   July 20, 2020

       Daniel J. Luckshire
       Executive Vice President and Chief Financial Officer
       SIGA TECHNOLOGIES INC
       31 East 62nd Street
       New York, NY 10065

                                                        Re: SIGA TECHNOLOGIES
INC
                                                            Form 10-K
                                                            For the Year Ended
December 31, 2019
                                                            File No. 001-38436

       Dear Mr. Luckshire:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Life Sciences